FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X    Form 40-F
                                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                    ---        ---

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Statement No. 4-2003 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on March 28, 2003.

Exhibit 1
---------

                                                               TORM
                                                           -----------

Kobenhavns Fondsbors                                A/S Dampskibsselskabet TORM
(The Copenhagen Stock Exchange)                     Marina Park
Nikolaj Plads 6                                     Sundkrogsgade 10
1067 Copenhagen K                                   DK-2100 Copenhagen 0
                                                    Denmark

                                                    Tel:      +45 39 17 92 00
                                                    Fax:      +45 39 17 93 93
                                                    Telex:    22315 TORM DK

                                                    E-mail:   mail@torm.dk
                                                    Website:  www.torm.dk
                                                    Comtext:  A43DK152

                                                    VAT/CVR. No. 2246 0218



28 March 2003       Statement No. 4 - 2003
                    Contact Person: Klaus Nyborg, CFO (Phone: +45 39 17 92 00)



Change in TORM's Board of Directors

At the election held on 26 March 2003 the following employees were elected to A/S Dampskibsselskabet TORM's Board of Directors:

Member of the Board of Directors:   Chief Engineer Peder Mouridsen
Alternate:                          Vice President Anders Engholm

Member of the Board of Directors:   Master Lennart Arnold Johan Arrias
Alternate:                         System Manager Torben Birthin Sorensen

The new Board members will take up their position after the Annual General Meeting on 9 April 2003 and replace current employees elected to the Board of Directors.


Yours faithfully
A/S Dampskibsselskabet TORM


Klaus Nyborg
CFO

                                                                        TORM


SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

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This release contains forward-looking statements concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bunker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, the number of partner and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", "outlook" and variations of such words and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks and are based on a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies, currencies and interest rate levels, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock exchange and the Securities and Exchange Commission.
--------------------------------------------------------------------------------



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated:  March 28, 2003                   By: /s/ Klaus Nyborg
                                            --------------------------
                                          Klaus Nyborg
                                          Chief Financial Officer



03810.0001 #395023